AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

February 12, 2009

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, DC 20549

Re:         AECOM Technology Corporation

Form 10-K/A for the Fiscal Year Ended September 30, 2008, filed January 23, 2009

Definitive Proxy Statement on Schedule 14A, filed January 23, 2009

File No. 000-52423

Dear Mr. O’Brien:

On behalf of AECOM Technology Corporation (the “Company”), we received the comment letter, dated February 6, 2009, of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above referenced filings.  The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses.  In a telephone conversation on February 11, 2009, the Company informed Tracey McKoy, Staff Accountant, that the Company will provide its responses on or before March 6, 2009.

Should you have any questions or comments with respect to this filing, please contact me at (213) 593-8719 or eric.chen@aecom.com.

Sincerely,

/s/ Eric Chen

Eric Chen
Senior Vice President, Corporate Finance and General Counsel